FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October November 4, 2016

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices) Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2016.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: November 4, 2016.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer



Earnings Release

1Q17

brasilagro

Earnings Release

For the quarter ended September 30, 2016

São Paulo, November 3, 2016 – BrasilAgro (BM&FBOVESPA: AGRO3) (NYSE: LND), the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the quarter ended September 30, 2016. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Highlights

- New CEO and IRO.
- Net Revenue of R$43.0 million in 1Q17.
- Net Income of R$3.0 million in 1Q17.
- Estimated planted area of 71.7 thousand hectares during the 2016/17 harvest year.
- Estimate to transform 5.5 thousand hectares during the 2016/17 harvest year.
- Approval of the dividend distribution in the amount of R$0.18 per share and proposal for distribution of additional R$0.40 per share at the ESM to be held on November 7.

Price (11.03.16)
AGRO3: R$10.05
LND: US$3.06

Investor Relations

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

Contacts
+ 55 (11) 3035 5374
ri@brasil-agro.com

Website
www.brasil-agro.com

Conference Call

Portuguese
November, 4, 2016
2:00 p.m. (Brasília) | 12:00 p.m. (NY)
Phone: +55 (11) 3127 4971
Password: BrasilAgro

English
November, 4, 2016
2:00 p.m. (Brasília) | 12:00 p.m. (NY)
Phone: +1 516 300 1066
+55 (11) 3127 4971
Password: BrasilAgro



AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

Message from Management

For the last ten years, BrasilAgro's trajectory has been based on three major pillars: strategy, processes and people. Throughout this period, the Company has grown and become consolidated as one of the largest in Brazil in terms of arable land, adding value in a sustainable, innovative and distinctive manner. We began the 2016/17 harvest year under new management and the succession process for the positions of CEO and IRO clearly reflected our efforts to develop internal leadership potential. We are extremely motivated by this challenge and will maintain the strategy we have adopted in recent years, focusing on efficient capital allocation and execution.

We closed the first quarter of the 2016/17 harvest year (1Q17) with Net Revenue of R$43.0 million and Net Income of R$3.0 million, reflecting the period sale of 408,000 tons of agricultural products (soybean, corn and sugarcane), and a financial result of R$13.4 million. These results also reflected the impact of the severe drought on the Bahia and Piauí farms, reducing soybean and corn yields and lowering grain sales volume. However, the Mato Grosso and Goiás farms delivered more than 400,000 tons of sugarcane in the quarter, with yields above the average of Brazil's main producing regions.

As we mentioned in the previous quarter, the result of the Paraguay operations was exceptionally positive, closing the harvest with margins and yields 33% above budget. In October we entered into an agreement with our partner in Cresca, through which both parties undertook to sell to third parties or divide into equal parts all of their assets, including rural properties, within 120 days. We believe that with this division, we will be able to develop the property more rapidly and ensure more effective operations.

On the operating front, we intend to plant 71,700 hectares in farms in Brazil and Paraguay in the 2016/17 harvest year in order to improve results and mitigate the Company's operating risks, we began cattle raising activities and leased 5,600 hectares to third parties in the state of Bahia.

In regard to property development, we plan to transform approximately 5,500 hectares, 3,500 of which in Brazil and 2,000 in Paraguay.

On October 21, the Company's shareholders approved the distribution of dividends totaling R$0.18 per share and elected the members of the Fiscal Council. The payment of proposed additional dividends of R$0.40 per share will be resolved after the second call at an Extraordinary Shareholders' Meeting to be held on November 7, 2016.

We now have the opportunity to write a new chapter in the history of our Company, supported by a clear strategy, a focus on execution and a highly skilled team committed to delivering results and encountering opportunities to create value in order to continue growing in a consistent and sustainable manner.

André Guillaumon	**Gustavo Javier Lopez**
CEO and Chief Operating Officer	Chief Administrative and Investor Relations Officer

Operating Performance

Development of Areas

During the 2016/17 harvest year we plan to transform approximately 5,562 hectares, 3,562 of which in Brazil and 2,000 in Paraguay, representing average growth of 36%


Opening Area
(thousand ha)
7.8
23.1
41.1
61.8
75.5
87.3
100.3
109.7
116.3
121.9
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17

Property Portfolio

On the date of this release, the Company's property portfolio consisted of 253,342 hectares across five Brazilian states and Paraguay, as shown in the table below:

	Farms		Location	Aquisition Date	Project	Total Area ha	Arable Area ha
1	Fazenda Jatobá	100% Owned	Barreiras/BA	Mar / 07	Grãos e Algodão	31,606	23,680
2	Fazenda Alto Taquari	100% Owned	Alto Taquari/MT	Ago / 07	Cana-de-açúcar	5,395	3,666
3	Fazenda Araucária	100% Owned	Mineiros/GO	Abr / 07	Cana-de-açúcar	8,124	5,982
4	Fazenda Chaparral	100% Owned	Correntina/BA	Nov / 07	Grãos e Algodão	37,182	26,498
5	Fazenda Nova Buriti	100% Owned	Januária/MG	Dez / 07	Floresta	24,211	19,004
6	Fazenda Preferência	100% Owned	Barreiras/BA	Set / 08	Grãos e Pasto	17,799	14,229
7	Fazenda Parceria II	Leasing	Ribeiro Gonçalves/PI	Nov / 13[1]	Grãos	7,455	7,455
8	Fazenda Parceria III	Leasing	Alto Taquari/MT	Mai / 15[2]	Cana-de-açúcar	4,263	4,263
9	Cresca	50% Owned	Boquerón/Paraguai	Dez / 13[3]	Grãos e Pasto	117,307	58,654

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.
2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.
3- Total property area, BrasilAgro has a 50% equity interest in Cresca S.A. On October 5, 2016, we entered into an agreement with our partner, through which both parties undertook to sell to third parties or divide in equal parts all of their assets, including rural properties, within 120 days as of the signature of the agreement.

Market Value of the Portfolio

We appraise the market value of our farms every year. On June 30, 2016, date of the appraisal, the market value of our portfolio, was R$1.1 billion.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

Fazenda (R$ mil)	Venda no Período	BrasilAgro 30/06/2014	Venda no Período	BrasilAgro 30/06/2015	Venda no Período	BrasilAgro 30/06/2016	Variação %
Cremaq	-	239.342	270.000	-	-	-	n.a.
Jatobá	-	247.127	-	298.815	-	303.455	1,6%
Chaparral	-	221.751	-	256.919	-	262.747	2,3%
Preferência	-	47.044	-	52.255	-	56.564	8,2%
Alto Taquari	-	109.827	-	117.245	-	120.607	2,9%
Araucária	41.300	138.500	-	144.019	-	150.881	4,8%
Nova Buriti	-	29.101	-	29.654	-	31.967	7,8%
Cresca (50%)[1]	16.442	78.856	-	111.108	-	154.849	39,4%
Valor de Mercado	**57.742**	**1.111.548**	**270.000**	**1.010.015**	**-**	**1.081.070**	**7,0%**

From the accounting standpoint, the property portfolio is recognized under "Non-current assets" as properties for investment, stated at cost plus investments less accrued depreciation. On June 30, 2016, this amount was R$390.8 million, which includes the book value of the farms in Brazil and the investment in Cresca.

Agricultural Operation

The estimated planted area for the 2016/17 harvest year is 71,745 hectares, divided among soybean, corn, sugarcane and pasture area.

The table below gives a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Pasture	Other	Total
Fazenda Jatobá		3,667	3,059	6,567	5,582	18,875
Fazenda Alto Taquari	3,554					3,554
Fazenda Araucária	4,400					4,400
Fazenda Chaparral		9,514	2,235	3,052	554	15,355
Fazenda Preferência				8,767		8,767
Fazenda Parceria II		6,894	560			7,454
Fazenda Parceria III	3,910					3,910
Cresca		2,265	1,814	2,167	3,184	9,430
Total 16/17	**11,864**	**22,340**	**7,668**	**20,553**	**9,320**	**71,745**

Agricultural Operations – Brazil

- **Grains**

Planting for the 2016/17 harvest year will occur in November and December in the Jatobá, Chaparral and Parceria II farms, in the states of Bahia and Piauí.

- **Sugarcane**

Between January 1 and September 30, 2016, we harvested 685,900 tons of sugarcane from 8,418 hectares in the Alto Taquari, Araucária and Parceria III farms.

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and in the Company's fiscal year (July 1 to June 30):

The following table shows the sugarcane results appropriated during the sugarcane harvest year and the Company's fiscal year:

Sugarcane harvest year results	January 1 to September 30	
	2015	2016
Tons harvested	735,552	755,415
Hectares harvested	8,418	7,699
TCH - Harvested Tons per Hectares	87.38	98.12

Sugarcane fiscal year results	1Q17	1Q16
Tons harvested	405,272	513,644
Hectares harvested	4,741	5,380
TCH - Harvested Tons per Hectares	85.48	95.47

- **Cattle Raising**

Until the date of this release, he had 4,836 head of cattle in the Preferência farm, distributed in 5,052 hectares of already active pasture.

- **Leasing**

In order to improve results and mitigate the Company's operating risks, we leased 5,600 mil hectares to third parties in the state of Bahia. The areas were leased to local producers and the contracts are valid for up to five harvest years.

Agricultural Operations - Paraguay

Cresca has a total area of 117,307 hectares, 58,654 of which arable. BrasilAgro retains a 50% share of Cresca's capital.

On October 5, 2016, we entered into an agreement with our partner, through which both parties undertook to sell to third parties or divide in equal parts all of their assets, including rural properties, within 120 days as of the signature of the agreement.

The agricultural operational areas mentioned here, already represent the division of property.

- **Grains**

Planting for the 2016/17 harvest year will occur from November to January and we expect to plant 2,265 hectares, 1,814 of which with corn.

- **Cattel**

We started the year with 1,062 heads of cattle distributed in 2,167 hectares of already active pasture.

- **Other**

In addition, we expect to plant 3,184 hectares with cover crops.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q17	1Q16	Change
Gross Profit	**3,604**	**15,230**	**-76.3%**
Selling expenses	90	(626)	n.a.
General and administrative expenses	(7,453)	(7,091)	5.1%
Other operating income/expenses, net	(2,611)	(85)	2971.8%
Depreciation and amortization	3,892	5,787	-32.8%
EBITDA	**(2,478)**	**13,215**	**n.a.**

Adjusted EBITDA (R$ thousand)	1Q17	1Q16	Change
Gross Profit	**3,604**	**15,230**	**-76.3%**
Elimination of gains on biological assets (grains and sugarcane planted)	1,432	2,287	-37.4%
Selling expenses	90	(626)	n.a.
General and administrative expenses	(7,453)	(7,091)	5.1%
Other operating income/expenses, net	(2,611)	(85)	2971.8%
Derivatives Results	-	(1,748)	-100.0%
Adjusted Depreciations [1]	3,892	5,787	-32.8%
EBITDA Cresca[2]	(8)	(676)	-98.8%
Adjusted EBITDA	**(1,054)**	**13,079**	**n.a.**

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.
2- Considers 50% of Cresca's EBITDA

EBITDA is calculated as gross profit adjusted by general, administrative and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

Income Statement

Net Revenue from Sales of Agricultural Products

Net Revenue (R$ thousand)	1Q17	1Q16	Change
Total	**40,155**	**61,575**	**-34.8%**
Soybean	5,846	16,459	-64.5%
Corn	319	9,547	-96.7%
Sugarcane	33,488	34,398	-2.6%
Leasing	(46)	527	n.a.
Services	28	234	-88%
Others	520	410	27%

Tons	1Q17	1Q16	Change
Total	**408,303**	**561,808**	**-27.3%**
Soybean	5,249	17,127	-69.4%
Corn	416	29,952	-98.6%
Sugarcane	401,890	513,644	-21.8%
Others	748	1,085	-31.1%

In 1Q17, net revenue from sales totaled R$40.2 million, a reduction of 34.8% over the same period in the previous year, due to the decline in harvested grain volume as a result of the reduction in grain yields and the decline in planted areas over the last harvest.

Net revenue from grains (soybean and corn) fell 76.3% in 1Q17 compared to the previous year, from R$26.0 million, from the sale of 47,000 tons, to R$6.2 million, from the sale of 6,000 tons.

Soybean revenue decreased 64.5% in 1Q17 compared to the previous year, from R$16.5 million, from the sale of 17,000 tons at R$961.00 per ton, to R$5.8 million, from the sale of 5,000 tons at R$1,113.68 per ton.

Corn revenue decreased by 96.7% in 1Q17 over the year before, from R$9.5 million, from the sale of 29,900 tons at R$318.74 per ton, to R$319,000 from the sale of 416 tons at R$768.31 per ton.

Sugarcane revenue decreased by 2.6% in 1Q17 compared to the previous year, from R$34.4 million, from the sale of 513,600 tons at R$66.97 per ton, to R$33.5 million from the sale of 402.0 million tons at R$83.33 per ton. The increase in the per-ton sugarcane price was due to the 9% upturn in the amount of TRS (total recoverable sugar) per ton harvested, from 135.69 kg/ton in 1Q16 to 147.99 kg/ton in 1Q17. The decrease in sales volume was chiefly due to the maturity of the cane field and the decrease in harvested area.

Leasing revenue reflects the Company's tax structure, in which we eliminated intercompany leasing (between the real estate companies and the parent company), resulting in a negative leasing revenue of R$46,000 in 1Q17.

Leasing revenue of R$527,000 in 1Q17 refer to the leasing of areas in the Preferência and Jatobá farms to third parties, net of taxes.

The 88% reduction in service revenue was due to the termination of the advisory service provision contract entered into with Cresca. The termination of the contract is part of the shareholders' agreement entered into with our partner, through which both parties undertook to sell to third parties or divide in equal parts all of their assets, including rural properties, within 120 days as of the signature of the agreement, with the subsequent termination of the service provision agreement.

Other sales revenue totaling R$520,000 in 1Q17 came from the sale of inputs (seeds, fertilizers and others) from areas that were not planted in the 2016/17 harvest year, and machinery.

Gains or Losses of Agricultural Products and Biological Assets

Biological Assets and Agricultural Products (R$ thousand)	Corn(1) 16/17	Corn(2) 15/16	Sugarcane	Livestock	Gain / Loss in 09/30/2016
Gain and loss on agricultural products	-	-	6,568	-	6,568
Gain and loss on biological assets	351	-	(1,432)	(3,087)	(3,463)
Change on biological assets fair value	**351**	**-**	**5,135**	**(3,087)**	**3,105**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Biological Assets (R$ thousand) - Sugarcane	Gain / Loss in 09/30/2016
Area (hectares)	4,741
Prodution (Tons)	401,890
Productivity (Ton./ha)	84.77
Fair Value (R$)	32,425
Cost of production (R$)	(25,857)
Gain and loss on biological assets (R$)	**6,568**

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Biological assets represented by cattle are measured at fair value and controlled based on two methodologies: calves and steer between 12 and 15 months are controlled and measured by head, while older animals are measured by weight.

Fair value variation is impacted by changes between the fair value and the value at cost, as well as fair value changes between the periods.

Biological Assets - Cattle	Total Heads	Value (R$/thousand)
In June 30,2016	**4,148**	**5,241**
Aquisition Expenses	742	1,042
Handling Expenses	-	1,049
Deaths	(54)	(45)
Fair value variation	-	(3,087)
In September 30,2016	**4,836**	**4,200**

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41). The impacts of this change will be disclosed as of this release.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

Year ended June 30, 2016	Crop 2015	Crop 2016	Total
Net Revenues	62,216	21,412	83,628
Cost of Sales	(51,839)	(23,765)	(75,605)
Gain (loss) of agriculture products	13,095	6,439	19,534
Profit (Loss)	**23,472**	**4,086**	**27,558**
Tons harvested	**791,185**	**283,998**	**1,075,183**

Year ended September 30, 2016	Crop 2015	Crop 2016	Total
Net Revenues		33,488	33,488
Cost of Sales		(32,425)	(32,425)
Gain (loss) of agriculture products		6,568	6,568
Profit (Loss)	**-**	**7,631**	**7,631**
Tons harvested		**405,272**	**405,272**

Impairment

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On September 30, 2016, the amount recognized corresponded to a loss of R$213,000.

Cost of Goods Sold

	1Q17	1Q16	Change
CPV Total	**(39,444)**	**(54,697)**	**-27.9%**
Soja	(5,711)	(14,692)	-61.1%
Milho	(210)	(8,747)	-97.6%
Cana-de-açúcar	(32,425)	(30,322)	6.9%
Pecuária	(45)	-	n.a.
Arrendamento	-	(827)	-100.0%
Outros	(1,053)	(109)	866.1%

In 1Q17, the cost of goods sold (COGS) came to R$39.9 million. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

In 1Q17, total soybean COGS decreased by 61.1% year-over-year, from R$14.7 million, from the sale of 17,000 tons at R$857.82 per ton, to R$5.7 million from the sale of 5,000 tons at R$1,087.96 per ton.

Total corn COGS decreased by 97.6% in 1Q17 over the previous year, from R$8.7 million, from the sale of 29,900 tons at R$292.04 per ton, to R$210,000 from the sale of 416 tons at R$504.99 per ton.

Total sugarcane COGS climbed by 6.9% in 1Q17 year-over-year, from R$30.3 million, from the sale of 513,600 tons at R$59.03 per ton, to R$32.4 million, from the sale of 33.5 million tons at R$80.68 per ton.

Total cattle raising COGS in 1Q17 is a result of the death of animals during the period.

Selling Expenses

(R$ thousand)	1Q17	1Q16	Change
Selling expenses	**90**	**(625)**	**n.a.**
Freight	(5)	(25)	-81.0%
Storage and Processing	(180)	(563)	-68.1%
Others	275	(37)	n.a.

In 1Q17, selling expenses totaled a positive R$90,000, primarily due to the reversal of R$275,000 in allowance for doubtful accounts, the renegotiation of terms to settle machinery sales and the decrease in freight, storage and processing expenses, which was a result of the period reduction in grain sales volume.

General and Administrative Expenses

(R$ thousand)	1Q17	1Q16	Change
General and administrative expenses	**(7,453)**	**(7,091)**	**5.1%**
Depreciations and amortizations	(177)	(213)	-16.9%
Personnel expenses	(5,335)	(5,013)	6.4%
Expenses with services provider	(947)	(431)	119.7%
Leases and Rents	(201)	(238)	-15.5%
Others expenses	(793)	(1,196)	-33.7%

In 1Q17, general and administrative expenses climbed by 5.1% over the same period in the previous year, from R$7.0 million to R$7.5 million.

The 119.7% increase in expenses from services provided was mainly due to the renegotiation of service provision contracts.

Other expenses primarily refer to expenses with travel, telephone, building maintenance and systems, among others. The 33.7% decrease in 1Q17 over 1Q16 was mainly due to ITR (rural property tax) and expenses with the leasing of servers, now located in the cloud.

Other Operating Income / Expenses

(R$ thousand)	1Q17	1Q16	Change
Other operating income/expenses	**(2,611)**	**(85)**	**n.a.**
Gain/Loss on sale of fixed assets	(489)	(15)	n.a.
Management Fee - Cresca Reversal	(1,050)	-	n.a.
Provisions for lawsuits	(369)	(1,040)	-64.5%
Alto Taquari Farm	-	1,038	n.a.
Others	(703)	(68)	933.8%

Other operating expenses came to R$2.6 million in 1Q17, mainly due to the management fee reversal of Cresca, totaling R$1.0 million and other expenses related to costs with termination incurred in the period.

Financial Result

(R$ thousand)	1Q17	1Q16	Change
Interest	(1,058)	(804)	31.6%
Monetary variations	(139)	(1,052)	-86.8%
Foreign exchange variations on liabilities	600	12,038	-95.0%
Unwind of present value adjustment	2,101	5,436	-61.4%
Results with derivatives	3,833	39,052	-90.2%
Other financial income / expenses	8,015	11,024	-27.3%
Total	**13,352**	**65,694**	**-79.7%**

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Alto Taquari and Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present

value of Cremaq, Araucária and São Pedro Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Monetary variations refer to the amount payable for the acquisition of the Nova Buriti Farm, which is adjusted by the IGPM general market price index, and the reduction in the balance payable of the Alto Taquari Farm.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with offshore brokerage houses and Cresca's receivables. Foreign exchange variations between 1Q16 and 1Q17 were due to the lower depreciation of the real from 27.4% to 0.5%.

The reduction in the gain (loss) line was mainly due to the reduction in the balance receivable by farms denominated in bags of soybean, and adjustments to fair value.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 1Q17, the result of derivative transactions was R$3.9 million, R$2.2 million from operations and R$1.7 million from unrealized operations. In 1Q16, derivative operations totaled R$39.0 million, R$34.1 million of which related to currency operations and R$4.9 million to operations with commodities.

Derivative Operations

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

- Estimated gross margin based on the current price scenario.
- Standard deviation from the estimated gross margin for different pricing strategy scenarios.
- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.
- Comparison between current estimates and the Company's budget.
- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on October 28, 2016.

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu.)	Volume ('000)	% de hedge[3]	BRL/USD
16/17	20,928 ton	43.23%	9.44	U$ 6,300	38.43%	3.56

1- Net production volume estimated + receivables from farm sales.
2- Percentage of volume in tons of soybean locked in.
3- Percentage of expected revenue in USD.

Balance Sheet

Allocation of Net Income and Distribution of Dividends

On October 21, 2016, the Company's shareholders approved the distribution of dividends totaling R$0.182998361 per share. The payment of proposed additional dividends R$0.400857186 per share will be resolved after the second call at an Extraordinary Meeting to be held on November 7, 2016.

Cash and Cash Equivalents

Cash and Cash equivalents	9/30/16	6/30/16	Change
Cash and Cash equivalents	**52,326**	**54,204**	**-3.5%**
Cash and Banks	8,415	6,313	33.3%
Repurchase agreements	35,575	40,417	-12.0%
Bank deposit certificates	8,336	7,474	11.5%
Markable securities	**115,048**	**113,559**	**1.3%**
Restricted financial investments	51,168	49,703	2.9%
Bank deposit certificates	24,562	21,670	13.3%
Variable income transactions	10,326	10,058	2.7%
Treasury financial bills	28,992	32,128	-9.8%
Restricted Markable securities	**20,929**	**20,353**	**2.8%**
Bank deposit certificates	8,311	8,087	2.8%
Banco do Nordeste	12,618	12,266	2.9%
Total	**188,303**	**188,116**	**0.1%**

The Company ended 1Q17 with a cash position of R$188.3 million, a decrease of 0.1% over the same period in the previous year.

Indebtedness

The table below shows our short and long-term loans and financing position on September 30, 2016 and June 30, 2016.

Loans and Financing (R$ thousand)	Expiration (Position in 09/30/2016)	Annual Interest Tax - %	9/30/2016	6/30/2016	Change
Short term					
Financiamento de Custeio Agrícola	Aug - 15	12.35%	34,679	35,087	-1.2%
Financiamento Projeto Bahia	Sep - 16	TJLP + 3,45 a 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	13,878	13,646	1.7%
Capital de Giro	Sep-15	1,6905 + Var. Cambial / CDI 83,48			n.a.
Financiamento de Máquinas e Equipamentos	Sep - 16	TJLP + 8,70	16	114	-86.0%
Financiamento de cana-de-açúcar	Aug - 16	TJLP + 2,70 à 12,75	7,570	261	2800.4%
Arrendamento Financeiro Canavial - Parceria III	Aug - 16	6.92%	522	2,507	-79.2%
			56,665	51,615	9.8%
Long term					
Financiamento de cana	Feb - 20	TJLP + 2,70	1,245	1,551	-19.7%
Financiamento de Máquinas e Equipamentos	Nov-16	TJLP + 5,50 à 8,70			n.a.
Financiamento Projeto Bahia	Oct-20	TJLP + 3,45 a 4,45 / SELIC + 3,45 / Pré 4,00 a 8,50	36,271	43,453	-16.5%
Arrendamento Financeiro Canavial - Parceria III	Nov-18	6.92%	2,860	3,266	-12.4%
			40,376	48,270	-16.4%
Total			**97,041**	**99,885**	**-2.8%**

The bulk of the Company's debt is denominated in Reais and its characteristics and conditions are defined in agreements with government development banks, which transfer the loans either directly or indirectly.

On June 30, 2016 and September 30, 2016, the balance of loans and financing was R$97.0 million and R$99.9 million, respectively. The payment of interest and amortization totaled R$10.4 million in 1Q17.

In 1Q17, a total of R$7.0 million was disbursed in new financing from government development agencies and referred to the cost of sugarcane operations.

On September 30, 2016, the balance of accounts payable on acquisitions was R$22.4 million and refers to the amount payable for the acquisition of the Nova Buriti Farm, which is monthly adjusted by the IGPM general market price index.

Properties for Investment

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for Investment
Initial Balance	204,690	23,468	52,690	7,019	287,867
In June 30, 2016					
Acquisitions	258	-	105	3,877	4,240
Reductions	-	-	-	(1)	(1)
(-) Depreciation/ Amortization	-	(199)	(2,636)	-	(2,835)
In September 30, 2016	**204,948**	**23,269**	**50,159**	**10,895**	**289,271**

In 1Q17, we recorded R$3.9 million in ongoing construction work, which refers to the clearance of areas at the Chaparral and Araucária farms.

Cresca will be booked as a joint venture and therefore recognized as an investment and its result as equity income.

CAPEX - Area Clearance

The table below shows the breakdown of investments in our properties:

(R$ thousand)	1Q17	1Q16	Change
Maintenance	105	-	n.a.
Opening	3,788	(114)	n.a.
Total	3,893	(114)	n.a.

Depreciation – Area Clearance

The table below gives a breakdown of the depreciation of cleared area:

(R$ thousand)	1Q17	1Q16	Change
Maintenance	(464)	(508)	-8.7%
Opening	(2,171)	(2,129)	2.0%
Total	(2,635)	(2,637)	-0.1%

Cresca S.A. - Paraguay

Financial Performance

EBITDA (R$ thousand)	1Q17	1Q16	Change
Gross Profit	**(285)**	**351**	**n.a.**
Elimination of gains on biological assets	744	(824)	n.a.
Selling expenses	(663)	(416)	59.2%
General and administrative expenses	(493)	(678)	-27.2%
Other operating income/expenses	439	(23)	n.a.
Depreciations and amortizations	243	237	2.7%
Adjusted EBITDA	**(16)**	**(1,353)**	**-98.85%**

Income Statement (R$ thousand)	1Q17	1Q16	Variação
Revenues from cattle sale	518	1,508	-65.6%
Revenues from grains	4,986	1,695	194.1%
Sale of inputs	-	49	-100.0%
Revenues from farm sales	-	2	-100.0%
Net Sales Revenue	**5,504**	**3,254**	**69.2%**
Change in fair value of biological assets and agricultural products	1,429	3,155	-54.7%
Change in fair value of biological assets and cattle products	(324)	528	-161.3%
Net Revenue	**6,609**	**6,936**	**-4.7%**
Cost of agricultural products sale	(5,309)	(3,194)	66.2%
Cost of production of grains	(1,583)	(3,353)	-52.8%
Cost of farm sale	-	(1)	-100.0%
Others	(2)	(37)	-93.8%
Gross Profit (loss)	**(285)**	**351**	**-181.2%**
Selling expenses	**(663)**	**(416)**	**59.2%**
General and administrative expenses	**(493)**	**(678)**	**-27.2%**
Depreciations and amortizations	(19)	(20)	-3.3%
Personnel expenses	(263)	(292)	-9.7%
Expenses with services provider1	(185)	(343)	-46.1%
Leases and Rents	(27)	(23)	13.7%
Others expenses	-	(1)	-100.0%
Other operating income/expenses, net	**439**	**(23)**	**-2045.6%**
Financial result	**(1,500)**	**(2,885)**	**-48.0%**
Financial income	**224**	**(988)**	**-122.6%**
Financial expenses	**(1,724)**	**(1,897)**	**-9.2%**
Profit (loss) before income and social contribution taxes	**(2,503)**	**(3,651)**	**-31.5%**
Income and social contribution taxes	-	-	0.0%
Profit (loss) for the period	**(2,503)**	**(3,651)**	**-31.5%**
BrasilAgro Interest	**50%**	**50%**	
BrasilAgro results	**(1,251)**	**(1,826)**	**-31.5%**
Write-off of Company's fair value due to disposal of farm in Cresca	-	-	0.0%
Amortization of fair value adjustment on the acquisition date (shareholder's loans)	109	79	37.6%
BrasilAgro results - Equity pick up	**(1,143)**	**(1,747)**	**-34.6%**

Balance Sheet (R$ thousand)	September 30, 2016		
	Cresca	Write - Off	BrasilAgro
Assets			
Current assets			
Cash and Cash equivalents	21,667	-	21,667
Trade accounts receivable	4,624	-	4,624
Inventories	2,831	-	2,831
Biologial assets	2,898	-	2,898
Recoverable taxes	-	-	-
Derivative financial instruments	-	221	221
Other assets	3,975	-	3,975
	35,995	**221**	**36,216**
Non-current assets			
Trade accounts receivable	-	-	-
Investment properties	177,479	87,955	265,434
Property, plant and euipment	1,051	-	1,051
Intagible assets	-		-
	178,530	**87,955**	**266,485**
Total assets	**214,525**	**88,176**	**302,701**
Liabilities and Equity			
Current liabilities			
Trade accounts payable	2,103	-	2,103
Labor obligations	486	-	486
Transactions with related parties	87,897	-	87,897
Onerous contract	-	-	-
Advances from customers	-	-	-
	-	-	
	90,486	**-**	**90,486**
Non-current liabilities			
Taxes payable	-	6,283	6,283
Transactions with related parties	-	241	241
Provision for legal claims	-	-	-
	90,486	**6,524**	**97,010**
Total equity	**124,038**	**81,652**	**205,689**
Total liabilities and equity	**305,010**	**88,176**	**393,185**
BrasilAgro Interest			**50%**
BrasilAgro Investment			**102,845**

The Company records as an investment its 50% interest in Cresca S.A. totaling R$102.3 million.

Corporate Governance

New Chief Executive Officer and Investor Relations Officer

On August 18, 2016, Mr. Julio Toledo Piza delivered at the Board of Directors Meeting his resignation as Chief Executive Officer and Investor Relation Officer of the Company.

During the same act, the Board of Directors appointed Mr. André Guillaumon and Mr. Gustavo Javier Lopez as Chief Executive Officer and Investor Relation Officer, respectively. In this way, Mr. André Guillaumon will cumulate the roles of Chief Executive Officer and Chief Operating Officer and Mr. Gustavo Javier Lopez will cumulate the roles of Chief Administrative Officer and Investor Relation Officer.

Mr. André Guillaumon began his career at BrasilAgro in 2007, having acted as Chief Operating Officer. He holds a bachelor's degree in Agricultural Engineering from the Escola Superior de Agricultura Luiz de Queiroz (ESALQ) of the Universidade de São Paulo, Mr. André consolidated his professional career at Fertibrás S.A., where he worked directly in preparing and implementing fertilizer production and sales strategies.

Mr. Gustavo Lopez participated at the BrasilAgro foundation in 2006, having acted as Chief Administrative Officer. Began his career at Cresud in 1999, passing through other companies of the group, having acted with budget and account roles. He received an accounting degree from the Universidad de Buenos Aires.

Election of the Fiscal Council

On October 21, the Annual Shareholders' Meeting elected the members of the fiscal council, as listed below.

Fiscal Council	
Name	**Position**
Fabiano Nunes Ferrari	Sitting Member
Débora de Souza Morsh*	Sitting Member
Ivan Luvisotto Alexandre	Sitting Member
Daniela Gadben	Alternate Member
Luciana Terezinha Simão Villela	Alternate Member
Marcos Paulo Passoni	Alternate Member

*Elected by the minoritary shareholders

Capital Market

On November 3, 2016, BrasilAgro's shares (AGRO3) were quoted at R$10.05, giving a market cap of R$571.7 million, while its ADRs (LND) were quoted at US$3.05.

AGRO3 x Ibovespa
(base 100 = 11/02/2014)


190
170
150
130
110
90
70
Feb-14
Apr-14
Jun-14
Aug-14
Oct-14
Dec-14
Feb-15
Apr-15
Jun-15
Aug-15
Oct-15
Dec-15
Feb-16
Apr-16
Jun-16
Aug-16
Oct-16
AGRO3
Ibovespa

Also in 1Q17, daily traded volume in BrasilAgro's shares totaled R$24.2 million from 23,776 trades, while average daily traded volume was R$1.9 million shares.

Highlights - AGRO3	1Q17	1Q16
Average Daily Trade Volume	1,987,033.33	726,233
Maximun (R$ per share)	12.30	11.15
Mininum (R$ per share)	11.98	10.94
Average (R$ per share)	12.12	11.03
Closing Quote	12.10	11.04
Variation in the period (%)	-1.62%	-0.98%

Sustainability

Sustainability Report

On October 11, the Company disclosed its third Annual Sustainability Report, which includes information on the 2015/16 harvest year, which comprises the period between July 1, 2015 and June 30, 2016.

The Report follows the guidelines of the Global Reporting Initiative (GRI), a global, multi-sector and voluntary standard that guides companies around the world with through indicators and principles, so that they report material information concerning sustainable corporate development.


Relatório de
Sustentabilidade
2015/2016
brasilagro
Relatório de
Sustentabilidade
2015/2016
brasilagro

Definitions

1Q16 – quarter ended September 30, 2015.

2015/16 Harvest year – fiscal year begun on July 1, 2015 and ended on June 30, 2016.

1Q17 – quarter ended September 30, 2016.

2016/17 Harvest year – fiscal year begun on July 1, 2016 and begun on June 30, 2017.



Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

Income Statement

(R$ thousand)	1Q17	1Q16	Change
Revenues from grains	6,783	27,840	-75.6%
Revenues from sugarcane	34,245	35,285	-2.9%
Revenues from leasing	28	1,249	-97.8%
Other revenues	372	1,213	-69.3%
Deductions from gross revenue	(1,273)	(4,012)	-68.3%
Net Sales Revenue	**40,155**	**61,575**	**-34.8%**
Change in fair value of biological assets and agricultural products	3,105	7,583	-59.1%
Impairment	(213)	770	n.a.
Net Revenue	**43,047**	**69,928**	**-38.4%**
Cost of farm sale	-	-	n.a.
Cost of agricultural products sale	(39,443)	(54,698)	-27.9%
Gross Profit	**3,604**	**15,230**	**-76.3%**
Selling expenses	**90**	**(626)**	**n.a.**
General and administrative expenses	**(7,453)**	**(7,091)**	**5.1%**
Depreciations and amortizations	(177)	(213)	-16.9%
Personnel expenses	(5,335)	(5,013)	6.4%
Expenses with services provider	(947)	(431)	119.7%
Leases and Rents	(201)	(238)	-15.5%
Others expenses	(793)	(1,196)	-33.7%
Other operating income/expenses, net	**(2,611)**	**(85)**	**2971.8%**
Equity pick up	**(1,143)**	**(1,747)**	**-34.6%**
Financial result	**13,352**	**63,504**	**-79.0%**
Financial income	**24,851**	**80,902**	**-69.3%**
Interest on Financial Investments	9,508	11,251	-15.5%
Interest on assets	1,160	1,198	-3.2%
Foreign exchange variations on liabilities	769	13,766	-94.4%
Unwind of present value adjustment	3,838	8,603	-55.4%
Realized results with derivatives	3,615	38,596	-90.6%
Unrealized results with derivatives	5,961	7,488	-20.4%
Financial expenses	**(11,499)**	**(17,398)**	**-33.9%**
	(1,049)	(2,190)	-52.1%
Bank charges	(444)	(227)	95.6%
Interest on liabilities	(2,218)	(2,002)	10.8%
Monetary variations	(139)	(1,052)	-86.8%
Foreign exchange variations on liabilities	(169)	(1,728)	-90.2%
Unwind of present value adjustment	(1,737)	(3,167)	-45.2%
Realized results with derivatives	(1,438)	(657)	118.9%
Unrealized results with derivatives	(4,305)	(6,375)	-32.5%
Profit (loss) before income and social contribution taxes	**5,839**	**69,185**	**-91.6%**
Income and social contribution taxes	(2,817)	(22,927)	-87.7%
Profit (loss) for the period	**3,022**	**46,258**	**-93.5%**
Outstanding shares at the end of the period	**56,888,916**	**58,226,600**	
Basic earnings (loss) per share - R$	**0.05**	**0.76**	**-93.0%**

Balance Sheet - Assets

	9/30/2016	6/30/2016	Variação
Current assets			
Cash and Cash equivalents	52,326	54,204	-3.5%
Markable securities	115,048	113,559	1.3%
Trade accounts receivable	33,426	18,528	80.4%
Inventories	23,080	22,413	3.0%
Biologial assets	20,023	22,285	-10.2%
Recoverable taxes	7,442	7,470	-0.4%
Derivative financial instruments	20,694	24,497	-15.5%
Transactions with related parties	1,107	1,065	3.9%
Other assets	1,887	858	119.9%
	275,033	264,879	3.8%
Non-current assets			
Biological assets	4,200	5,241	-19.9%
Markable securities	20,929	20,353	2.8%
Recoverable taxes	22,383	21,709	3.1%
Diferred taxes	53,663	55,594	-3.5%
Trade accounts receivable	4,795	14,411	-66.7%
Investment properties	289,271	287,867	0.5%
Transactions with related parties	44,592	44,363	0.5%
Other assets	6,462	6,377	1.3%
Investments in unquoted equity instruments	102,845	102,955	-0.1%
Property, plant and euipment	25,344	27,803	-8.8%
Intagible assets	3,302	3,450	-4.3%
	577,786	590,123	-2.1%
Total assets	**852,819**	**855,002**	**-0.3%**

Balance Sheet - Liabilities

Assets (R$ thousand)	9/30/2016	6/30/2016	Variação
Current liabilities			
Trade accounts payable	14,588	12,073	20.8%
Loans and financing	56,665	51,615	9.8%
Labor obligations	11,278	8,856	27.3%
Taxes payable	4,093	6,277	-34.8%
Dividends payable	2,532	2,532	0.0%
Derivative financial instruments	1,301	2,165	-39.9%
Accounts payable for acquisitions	22,380	22,261	0.5%
Transactions with related parties	637	536	18.8%
Advances from customers	167	278	-39.9%
Other liabilities	4,988	5,442	-8.3%
	118,629	**112,035**	**5.9%**
Non-current liabilities			
Loans and financing	40,376	48,230	-16.3%
Taxes payable	309	970	-68.1%
Derivative financial instruments	-	4,392	-100.0%
Provision for legal claims	1,824	1,455	25.4%
Other liabilities	138	432	-68.1%
	42,647	55,479	-23.1%
Total liabilities	**161,276**	**167,514**	**-3.7%**
Equity			
Capital	584,224	584,224	0.0%
Capital reserves	1,771	1,771	0.0%
Treasury shares	(22,322)	(37,203)	-40.0%
Profits reserves	54,277	91,158	-40.5%
Proposed additional dividends	29,533	7,533	292.0%
Equity variation adjustment	41,038	40,005	2.6%
Accumulated losses	3,022	-	n.a.
Total equity	**691,543**	**687,488**	**0.6%**
Total liabilities and equity	**852,819**	**855,002**	**-0.3%**

Cash Flow

R$ (thousand)	1Q17	1Q16	Change
Profit (loss) for the period	3,022	46,258	-93.5%
Adjustments to reconcile net income			
Depreciation and amortization	5,680	5,993	-5.2%
Residual value of fixed assets	4	3	33.3%
Patrimonial Equivalence	1	12	-91.7%
Equity Pickup	1,143	1,747	-34.6%
Gain (loss) unrealized results with derivatives	(1,656)	(1,113)	48.8%
Exchange rate, monetary and financial charges unrealized	(7,862)	(19,243)	-59.1%
(Gain) on remeasurement of receivables from sale of farms	(2,101)	(5,436)	-61.4%
Income and social contribution taxes	1,931	9,807	-80.3%
Fair value of biological assets and agricultural products and depletion of harvest	(3,105)	(7,583)	-59.1%
Reversal of impairment of agricultural products after harvest	213	(770)	n.a.
Allowance for doubtful accounts	275	-	n.a.
Provisions for lawsuits	369	1,039	-64.5%
	(2,086)	**30,714**	**n.a.**
Change in operating working capital			
Trade accounts receivable	(5,815)	4,446	n.a.
Inventories	(592)	6,648	n.a.
Biological Assets	6,408	7,173	-10.7%
Recoverable Taxes	1,581	3,227	-51.0%
Derivative Transactions	294	(33,367)	n.a.
Other assets	(991)	(359)	176.0%
Suppliers	2,486	1,560	59.4%
Related parties	1,082	(330)	n.a.
Taxes payable	(1,646)	(9,456)	-82.6%
Paid income tax and social contribution	(2,202)	(2,929)	-24.8%
Labor obligations	2,422	1,579	53.4%
Advance from customers	(111)	(4,149)	-97.3%
Other obligations	(800)	(1,310)	-38.9%
Net Cash generated by (used in) operating activities	**30**	**3,447**	**-99.1%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(530)	(501)	5.8%
Additions to property for investments	(4,240)	(761)	457.2%
Redemption of (investment in) marketable securities	5,457	121,394	-95.5%
Amount received from the sale of farm	-	5,505	-100.0%
Net cash (invested in) operating activities	**687**	**125,637**	**-99.5%**
CASH FLOW OF FINANCING ACTIVITIES			
	-	(27,395)	-100.0%
Loans and financing	7,888	-	n.a.
Interest from Loans and Financing	(2,623)	(4,721)	-44.4%
Payment of loans and financing	(7,860)	(42,166)	-81.4%
Treasury shares	-	(6,088)	-100.0%
Generated (provided) net cash by financing activities	**(2,595)**	**(80,370)**	**-96.8%**
Increase (decrease) in cash and cash equivalents	**(1,878)**	**48,714**	**n.a.**
Cash and cash equivalents at the beginning of the year	54,204	75,620	-28.3%
Cash and cash equivalents at the end of the year	52,326	124,334	-57.9%
	(1,878)	**48,714**	**n.a.**

Weights and Measures used in Agriculture

Pesos e medidas usados na agricultura		
1 tonelada	1.000 kg	
1 kg	2,20462 libras	
1 libra	0,45359 kg	
1 acre	0,40469 hectares	
1 acre	0,1840 alqueire	
1 hectare (ha)	2,47105 acres	
1 hectare (ha)	10.000 m²	
1 alqueire	5,4363 acres	
Soja		
1 bushel de soja	60 libras	27,2155 kg
1 saca de soja	60 kg	2,20462 bushels
1 bushel/acre	67,25 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	
Milho		
1 bushel de milho	56 libras	25,4012 kg
1 saca de milho	60 kg	2,36210 bushels
1 bushel/acre	62,77 kg/ha	
1,00 US$/bushel	2,3621 US$/saca	
Algodão		
1 fardo	480 libras	217,72 kg
1 arroba	14,68 kg	
Cana-de-açucar		
ATR - Açucar Total Recuperável		